                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. N/A)*



                           Huntway Refining Company
--------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  447309 10 5
                         ----------------------------
                                (CUSIP Number)



                              Sherman I. Goldberg
                  Secretary -- First Chicago NBD Corporation
                           One First National Plaza
                      Chicago, Illinois   (312) 732-4000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 1, 1998
           -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provides in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 447309 10 5                                         Page 2 of 18 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Chicago NBD Corporation, No. 38-1984850
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
       Not Applicable
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,320,518/(1)/

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,320,518/(1)/

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,320,518/(1)/

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      Not Applicable                                                [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.8%/(1)/
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO, HC
--------------------------------------------------------------------------------

/1/     Of these shares, 5,173,205 shares (34.8%) are held by First Chicago
    Equity Corporation ("FCEC"), a wholly-owned subsidiary of First Chicago Financial Corporation ("FCFC"), which is a wholly-owned subsidiary of First Chicago NBD Corporation ("FCN"). Reprise Holdings, Inc. ("Reprise") is the general partner of two partnerships, Huntway Managing Partner, L.P. and Huntway Holdings, L.P., which hold the remaining 147,313 shares (1.0%). FCEC owns a majority of Reprise's common stock. FCN disclaims beneficial ownership of a portion of such shares held by Reprise.

                                 SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 447309 10 5                                         Page 3 of 18 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Chicago Financial Corporation, No. 36-2793711
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
       Not Applicable
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,320,518/(1)/

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,320,518/(1)/

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,320,518/(1)/

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      Not Applicable                                                [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.8%/(1)/
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

/1/     Of these shares, 5,173,205 shares (34.8%) are held by First Chicago
    Equity Corporation ("FCEC"), a wholly-owned subsidiary of First Chicago Financial Corporation ("FCFC"), which is a wholly-owned subsidiary of First Chicago NBD Corporation ("FCN"). Reprise Holdings, Inc. ("Reprise") is the general partner of two partnerships, Huntway Managing Partner, L.P. and Huntway Holdings, L.P., which hold the remaining 147,313 shares (1.0%). FCEC owns a majority of Reprise's common stock. FCFC disclaims beneficial ownership of a portion of such shares held by Reprise.

                                 SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 447309 10 5                                         Page 4 of 18 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Chicago Equity Corporation, No. 36-2727230
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
       Not Applicable
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,320,518/(1)/

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,320,518/(1)/

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,320,518/(1)/

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      Not Applicable                                                [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.8%/(1)/
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

/1/  Of these shares, 5,173,205 shares (34.8%) are held by First Chicago Equity
    Corporation ("FCEC"), a wholly-owned subsidiary of First Chicago Financial Corporation ("FCFC"), which is a wholly-owned subsidiary of First Chicago NBD Corporation ("FCN"). Reprise Holdings, Inc. ("Reprise") is the general partner of two partnerships, Huntway Managing Partner, L.P. and Huntway Holdings, L.P., which hold the remaining 147,313 shares (1.0%). FCEC owns a majority of Reprise's common stock. FCEC disclaims beneficial ownership of a portion of such shares held by Reprise.

                                   SCHEDULE 13D


Item 1.   Securities and Issuer.

     This Statement relates to the Common Stock (the "Shares") of Huntway Refining Company (the "Company"). The address of the Company's principal executive offices, to the best knowledge of the Reporting Persons jointly filing this Statement, is 25129 The Old Orchard Road, Suite 322, Newhall, California 91381.

Item 2.   Identity and Background.

     (a) This Statement is being filed by First Chicago NBD Corporation, a Delaware corporation ("FCN"), its wholly-owned subsidiary, First Chicago Financial Corporation, a Delaware corporation ("FCFC") and FCFC's wholly-owned subsidiary, First Chicago Equity Corporation, an Illinois corporation ("FCEC") (sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     (b) The address of the principal business and principal office of each of the Reporting Persons is One First National Plaza, Chicago, IL 60670.

     (c) FCN is a bank holding company registered under the Bank Holding Company Act, as amended, which was incorporated under the laws of the State of Delaware in 1972. FCN is the surviving corporation resulting from the merger, effective December 1, 1995, of First Chicago Corporation, a Delaware corporation, with and into NBD Bancorp, Inc., a Delaware corporation and registered bank holding company. FCN's lead bank is The First National Bank of Chicago ("FNBC"). FCN also is the parent corporation of NBD Bank, Detroit, Michigan ("NBD"), American National Bank and Trust Company of Chicago ("ANB"), FCC National Bank ("FCCNB") and NBD Bank, N.A., Indianapolis, Indiana ("NBD, N.A."). FCCNB is a Delaware-based national banking association primarily engaged in the issuance of VISA and MasterCard credit cards.

     Through its banking subsidiaries, FCN provides domestic retail banking, residential mortgage lending and servicing, worldwide corporate and institutional banking, discount brokerage services and trust and investment management services. In addition, FCN, directly or indirectly, owns the stock of various nonbank companies engaged in businesses related to banking and finance, including venture capital, leasing, commercial mortgage banking and servicing, corporate finance underwriting, insurance, community development and data processing activities.

     FCFC raises funds to finance the operations of its subsidiaries, FCEC, First Chicago Leasing Corporation, First Chicago Capital Markets, Inc., First Chicago Capital Corporation, First Chicago Investment Corporation and First Chicago Hedging Services Corporation. FCEC, a small business investment company licensed under the Small Business Investment Act of 1958, offers equity funding for small business ventures.

     On April 13, 1998, FCN announced that it had entered into an agreement for a merger of equals with BANC ONE CORPORATION ("BANC ONE"). The new bank holding company will be called BANC ONE CORORATION and its principal business and principal office will be located at One First National Plaza, Chicago, IL 60670. Pending approvals, the merger is targeted to be completed during the fourth quarter of 1998.

     (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) FCN and FCFC are Delaware corporations and FCEC is an Illinois corporation, and to the knowledge of each Reporting Person, each of the executive officers and directors of each such Reporting Person is a citizen of the United States, except for Mr. Siegfried Buschmann who is a citizen of Germany.

Item 3.   Source and Amount of Funds or Other Considerations.

     No personal funds were expended by the Reporting Persons on the matters which have caused the filing of this Statement. As more fully described in Item 4, the Reporting Persons directly or indirectly exchanged all their partnership interests in Huntway Partners, L.P. (the "Partnership"), a Delaware limited partnership, for an aggregate of 5,320,518 Shares.

Item 4.   Purpose of Transaction.

     The Company is a Delaware corporation that was formed as a wholly-owned subsidiary of the Partnership for the purpose of converting the Partnership into a corporation. Effective as of June 1, 1998, the Partnership merged into the Company, the Partnership ceased to exist and the Company received all of the assets and became subject to all of the liabilities of the Partnership. Each unit of limited partnership interests ("Common Unit") in the Partnership was converted into one Share and the general partnership interests in the Partnership were converted into 147,313 Shares (the "GP Shares") issued in the merger.

     The general partners of the Partnership were Huntway Managing Partner, L.P. and Huntway Holdings, L.P. (the "General Partners"). The general partner of both the General Partners is Reprise Holdings, Inc. ("Reprise"). FCEC owns a majority of Reprise's common stock.

     As a result of the merger, FCEC's 5,173,205 Common Units were converted into 5,173,205 Shares and as noted, the General Partners' general partnership interests were converted into the GP Shares. The Shares FCEC received in exchange for the Common Units were acquired for investment purposes and FCEC intends to review continuously and monitor its investment in the Company.

     Except as set forth above or as set forth in Item 6 in this Statement, the Reporting Persons have no present plans or proposals which may relate to or would result in any of the following:

     (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) As more fully described in Item 4, FCEC is the direct owner of 5,173,205 Shares, representing 34.8% of the outstanding Shares and an indirect owner of 147,313 Shares representing 1.0% of the outstanding Shares. FCN and FCFC may be deemed to beneficially own Shares solely through their direct or indirect ownership of FCEC.

     (b) See Items 7-10 on the cover page with respect to each Reporting Person.

     (c) See Item 3 above.

     (d) Except as set forth above or as set forth in Item 6 in this Statement, no person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The GP shares have been pledged to secure guaranties provided by the General Partners in support of certain indebtedness of the Company.

Item 7.   Material to be Filed as Exhibits.

     The following document is filed as an Exhibit to this Statement and hereby incorporated by reference:

     A. Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: June 12, 1998     FIRST CHICAGO NBD CORPORATION


                         By:  /s/ Harry H. Hallowell
                              ------------------------
                              Harry H. Hallowell
                         Its: Assistant Treasurer



                         FIRST CHICAGO FINANCIAL CORPORATION


                         By:  /s/ Harry H. Hallowell
                              ------------------------
                              Harry H. Hallowell
                         Its: Assistant Treasurer



                         FIRST CHICAGO EQUITY CORPORATION


                         By:  /s/ Harry H. Hallowell
                              ------------------------
                              Harry H. Hallowell
                         Its: Vice President

                                   SCHEDULE A

                           Executive Officers of FCN
                           -------------------------

Name                     Title with FCN                   Principal Occupation
----                     --------------                   --------------------
Verne G. Istock          Chairman of the Board, Chief     Chairman of the Board of FCN,
                         Executive Officer and President  FNBC and NBD

Thomas H. Jeffs II       Vice Chairman                    Vice Chairman of FCN and FNBC
                                                          President of NBD

David J. Vitale          Vice Chairman                    Vice Chairman of FCN and
                                                          President of FNBC


John W. Ballantine       Executive Vice President         Executive Vice President of FCN
                                                          and FNBC

David P. Bolger          Executive Vice President         Executive Vice President of FCN
                                                          and FNBC, and Chief Executive
                                                          Officer and President of ANB

William H. Elliott III   Executive Vice President         Executive Vice President of FCN
                                                          and FNBC

Sherman I. Goldberg      Executive Vice President         Executive Vice President of FCN
                                                          and FNBC

Philip S. Jones          Executive Vice President         Executive Vice President of FCN,
                                                          FNBC and NBD

W.G. Jurgensen           Executive Vice President         Executive Vice President of FCN
                                                          and FNBC and Chairman of FCCNB

Thomas J. McDowell       Executive Vice President         Executive Vice President of FCN,
                                                          FNBC and NBD

Timothy P. Moen          Executive Vice President         Executive Vice President of FCN
                                                          and FNBC

Susan S. Moody           Executive Vice President         Executive Vice President of FCN,
                                                          FNBC and NBD

Andrew J. Paine, Jr.     Executive Vice President         Executive Vice President of FCN and
                                                          President of NBD, N.A.


Name                     Title with FCN                Principal Occupation
----                     --------------                --------------------

Robert A. Rosholt        Executive Vice President      Executive Vice President and Chief
                         and Chief Financial Officer   Financial Officer of FCN and
                                                       Executive Vice President of FNBC


Willard A. Valpey        Executive Vice President      Executive Vice President of FCN
                                                       and NBD

Walter C. Watkins, Jr.   Executive Vice President      Executive Vice President of FCN
                                                       and NBD

Such employment is conducted for FCN and FNBC at One First National Plaza, Chicago, Illinois 60670.
Such employment is conducted for NBD at 611 Woodward Avenue, Detroit, Michigan 48226.
Such employment is conducted for FCCNB at 300 King Street, Wilmington, Delaware 19801.
Such employment is conducted for ANB at 120 South LaSalle Street, Chicago, Illinois 60603.
Such employment is conducted for NBD, N.A. at One Indiana Square, Indianapolis, Indiana 46266.

                               Directors of FCN
                               ----------------

                                                           Name, Business and
Name                         Principal Occupation          Address where Employed
----                         --------------------          ----------------------
Verne G. Istock              Chairman of the Board         First Chicago NBD Corporation
                                                           One First National Plaza
                                                           Chicago, Illinois 60670

Terence E. Adderley          President and Chief           Kelly Services, Inc.
                             Executive Officer             999 West Big Beaver Road
                                                           Troy, Michigan 48084

James K. Baker               Retired Chief Executive       Arvin Industries, Inc.
                             Officer                       One Noblitt Plaza
                                                           Columbus, Indiana 47202

John H. Bryan                Chairman of the Board and     Sara Lee Corporation
                             Chief Executive Officer       Three First National Plaza
                                                           Suite 4400
                                                           Chicago, Illinois 60602-4260

Siegfried Buschmann          Chairman and Chief            The Budd Company
                             Executive Officer             3155 West Big Beaver Road
                                                           Troy, Michigan 48007

James S. Crown               General Partner               Henry Crown and Company
                                                           (Not Incorporated)
                                                           222 North LaSalle Street
                                                           Suite 2000
                                                           Chicago, Illinois 60601

Dr. Maureen A. Fay, O.P.     President                     University of Detroit Mercy
                                                           4001 West McNichols
                                                           Detroit, Michigan 48221

Charles T. Fisher III        Retired Chairman              NBD Bancorp, Inc.
                                                           100 Renaissance Center
                                                           Suite 3520
                                                           Detroit, Michigan 48243

Thomas H. Jeffs II           Vice Chairman                 First Chicago NBD Corporation
                                                           One First National Plaza
                                                           Chicago, Illinois 60670

William G. Lowrie            President                     Amoco Corporation
                                                           200 East Randolph Drive, 30th Floor
                                                           Chicago, Illinois  60601

                                                           Name, Business and
Name                         Principal Occupation          Address where Employed
----                         --------------------          ----------------------
Richard A. Manoogian         Chairman and Chief            Masco Corporation
                             Executive Officer             21001 Van Born Road
                                                           Taylor, Michigan 48180

William T. McCormick, Jr.    Chairman and Chief            CMS Energy Corporation
                             Executive Officer             330 Town Center Drive
                                                           Suite 1100
                                                           Dearborn, Michigan 48126

Andrew J. McKenna            Chairman and Chief            Schwarz
                             Executive Officer             8338 Austin Avenue
                                                           Morton Grove, Illinois 60053

James J. O'Connor            Retired Chairman and Chief    Unicom Corporation
                             Executive Officer             30 West Monroe Street
                                                           Suite 500
                                                           Chicago, Illinois 60690

Thomas E. Reilly, Jr.        Chairman and                  Reilly Industries, Inc.
                             Chief Executive Officer       300 North Meridian Street
                                                           Suite 1500
                                                           Indianapolis, Indiana 46204

John W. Rogers, Jr.          Chairman and President        Ariel Capital Management, Inc.
                                                           307 North Michigan Avenue
                                                           Suite 500
                                                           Chicago, Illinois 60601

Adele Simmons                President                     The John D. and Catherine T.
                                                           MacArthur Foundation
                                                           140 South Dearborn
                                                           Suite 1100
                                                           Chicago, Illinois 60603

Richard L. Thomas            Retired Chairman              First Chicago NBD Corporation
                                                           One First National Plaza
                                                           Chicago, Illinois 60670

David J. Vitale              Vice Chairman                 First Chicago NBD Corporation
                                                           One First National Plaza
                                                           Chicago, Illinois 60670

                          Executive Officers of FCFC
                          --------------------------

Name               Title with FCFC          Principal Occupation
----               ---------------          --------------------
Verne G. Istock    Chairman of the Board    Chairman of FCN, FNBC
                                            and NBD

David J. Vitale    President                Vice Chairman of FCN and
                                            President of FNBC

Such employment is conducted for FCN and FNBC at One First National Plaza, Chicago, Illinois 60670.
Such employment is conducted for NBD at 611 Woodward Avenue, Detroit, Michigan 48226

                               Directors of FCFC
                               -----------------

                                                       Name, Business and
Name                    Principal Occupation           Address where Employed
----                    --------------------           ----------------------
Verne G. Istock         Chairman of the Board          First Chicago NBD Corporation
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

Robert A. Rosholt       Executive Vice President       First Chicago NBD Corporation
                        and Chief Financial Officer    One First National Plaza
                                                       Chicago, Illinois 60670

Geoffrey L. Stringer    Senior Vice President          The First National Bank of Chicago
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

David J. Vitale         Vice Chairman                  First Chicago NBD Corporation
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

                          Executive Officers of FCEC
                          --------------------------

Name                    Title with FCEC             Principal Occupation
----                    ---------------             --------------------
Geoffrey L. Stringer    Chairman of the Board       Senior Vice President of FNBC

David J. Vitale         President                   Vice Chairman of FCN and
                                                    President of FNBC

Robert A. Rosholt       Executive Vice President    Executive Vice President and
                                                    Chief Financial Officer of FCN
                                                    and Executive Vice President
                                                    of FNBC

Such employment is conducted for FCN and FNBC and FCEC at One First National Plaza, Chicago, Illinois 60670.

                               Directors of FCEC
                               -----------------

                                                       Name, Business and
Name                    Principal Occupation           Address where Employed
----                    --------------------           ----------------------
Garrett R. Glass        Senior Vice President          The First National Bank of Chicago
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

William J. Roberts      Senior Vice President          First Chicago NBD Corporation
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

Robert A. Rosholt       Executive Vice President       First Chicago NBD Corporation
                        and Chief Financial Officer    One First National Plaza
                                                       Chicago, Illinois 60670

Geoffrey L. Stringer    Senior Vice President          The First National Bank of Chicago
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

David J. Vitale         Vice Chairman                  First Chicago NBD Corporation
                                                       One First National Plaza
                                                       Chicago, Illinois 60670

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                                   EXHIBIT A


     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Securities and Exchange Commission, the undersigned agree that the statement on Schedule 13D (including all amendments thereto) with respect to the Common Stock of Huntway Refining Company to which this Agreement is attached as an Exhibit is filed on behalf of each of the undersigned.

Dated: June 12, 1998

                                       FIRST CHICAGO NBD CORPORATION


                                       By:  /s/ Harry H. Hallowell
                                           -------------------------------
                                            Harry H. Hallowell
                                       Its: Assistant Treasurer



                                       FIRST CHICAGO FINANCIAL CORPORATION


                                       By:  /s/ Harry H. Hallowell
                                           -------------------------------
                                            Harry H. Hallowell
                                       Its: Assistant Treasurer



                                       FIRST CHICAGO EQUITY CORPORATION


                                       By:  /s/ Harry H. Hallowell
                                           -------------------------------
                                            Harry H. Hallowell
                                       Its: Vice President